SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

March 1, 2005

Date of report (Date of earliest event reported)

ARCHER-DANIELS-MIDLAND COMPANY

(Exact Name of Registrant as Specified in its Charter)

Delaware	**1-44**	**41-0129150**
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of Principal Executive Offices)	(Zip Code)

(217) 424-5200

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   Other Events.

        Archer-Daniels-Midland Company (the "Company") reported the sale of its 27.9 million share interest in Tate & Lyle PLC for $271 million. The sale produced an after tax gain of $93 million, or $.14 per share, which will be included in the Company's results for the fiscal 2005 third quarter ending March 31, 2005. The Company issued a press release relating to this transaction which is furnished as Exhibit 99 to this Current Report on Form 8-K and incorporated by reference herein.

Item 9.01.   Financial Statements and Exhibits.

        (c)   Exhibits

                99   Press Release dated March 7, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: March 7, 2005   /s/ David J. Smith

David J. Smith
Executive Vice President, Secretary and
General Counsel

EXHIBIT INDEX

No.	Description	Manner of Filing
99	Press Release dated March 7, 2005	Filed Electronically

EXHIBIT 99



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, IL 62526

News Release

March 7, 2005   **FOR IMMEDIATE RELEASE**

ADM REPORTS GAIN OF $93 MILLION ON THE SALE
OF INTEREST IN TATE & LYLE PLC

Archer Daniels Midland Company reports the sale of its 27.9 million share interest in Tate & Lyle PLC for $271 million. The sale produced an after tax gain of $93 million or $.14 per share, which will be included in its fiscal 2005 3rd quarter results ending March 31, 2005.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in the production of soy meal and oil, ethanol, corn sweeteners and flour. In addition, ADM produces value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 26,000 employees, more than 250 processing plants and net sales for the fiscal year ended June 30, 2004 of $36.2 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

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From: Brian Peterson, Senior Vice President-Corporate Affairs
217/424-5413